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                               March 28, 2022

       Marcus Moeltner
       Chief Financial Officer
       RAYONIER ADVANCED MATERIALS INC.
       1301 Riverplace Boulevard
       Suite 2300
       Jacksonville, FL 32207

                                                        Re: RAYONIER ADVANCED
MATERIALS INC.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed March 1, 2022
                                                            File No. 001-36285

       Dear Mr. Moeltner:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Critical Accounting Policies and Use of Estimates, page 26

   1. We note your disclosure that you have recorded certain deferred tax assets you believe will be realized in
future periods based on your analysis of both positive and negative evidence about the
future realization of the tax benefit of each existing deductible temporary difference or
carryforward and that future realization is based on the existence of sufficient taxable
income of the appropriate character, within the appropriate taxing jurisdiction, and
within the carryback and carryforward periods available under the applicable tax laws. We
also note that the realizability of deferred tax assets is a Critical
                                                        Audit Matter identified
by your auditor in their report. Given the significant balance of deferred tax assets and
the material losses from continuing operations during each of the three years ended
December 31, 2021, please tell us and more fully disclose and discuss
 Marcus Moeltner
RAYONIER ADVANCED MATERIALS INC.
March 28, 2022
Page 2
         how you determined it is more likely than not that you will realize net deferred tax assets as of December 31, 2021. Please provide us and disclose a detailed description of the positive and negative factors you considered in assessing the realizability of deferred tax assets. Please also tell us and disclose and discuss your reliance on each source of taxable income identified in ASC 740-10-30-18 and specifically address the following:
             Explain how you determined the tax valuation allowance you recorded;
             If you are relying on the recognition of future pre-tax income, tell us and disclose the amount of pre-tax income you will need to generate to fully realize deferred tax assets and the taxing jurisdiction and time period in which such pre-tax income will be required to be generated. Provide and disclose and discuss the significant assumptions underlying any future earnings projections; and
             If you are relying on tax planning strategies, tell us and disclose the nature of the tax planning strategies, how each strategy supports the realization of deferred tax assets, the amount each strategy covers, and any uncertainties, risks, or assumptions related to the tax-planning strategies.
         Please refer to ASC 740-10-30-16 through 25 and Section 501.14 of the Financial
         Reporting Codification.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Kevin Stertzel at (202) 551-3723 or Anne McConnell at
(202) 551-
3709 with any questions.



FirstName LastNameMarcus Moeltner        Sincerely,
Comapany NameRAYONIER ADVANCED MATERIALS INC.
                                         Division of Corporation Finance
March 28, 2022 Page 2                    Office of Manufacturing
FirstName LastName